                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are:

     1.   an unofficial translation of the Registrant's Board of Directors'
          Report on the State of the Corporate Affairs as of June 30, 2009,
          which has been filed with the Israeli Securities Authority.

     2.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations for the second quarter of 2009.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and it's
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          ----------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: August 24, 2009

                                   TEFRON LTD.

     PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

                               AS OF JUNE 30, 2009

PART II - BOARD OF DIRECTORS' REPORT ON THE STATE OF CORPORATE AFFAIRS

The Board of Directors is honored to present the Board of Directors' Report of
Tefron Ltd. and its subsidiaries (hereinafter: "TEFRON" or "THE COMPANY") for the six-month period ended June 30, 2009 (hereinafter: "THE REPORTING PERIOD" or
"the six-month period"), in accordance with the Securities Regulations (Periodic and immediate reports), 1970.

The Board of Directors' report is attached to the Company's financial statements relating to the reporting period and has been prepared on the assumption that the Board of Directors' Report for the year ended December 31, 2008 is available to the reader.

The Company had originally published its financial statements for the first quarter of 2009 on May 31, 2009 ("the original publication date"). Subsequent to the original publication date, the Company has restated its financial statements as of March 31, 2009 so as to retrospectively reflect an inventory cut-off recording error in the books of a subsidiary. For further details, see Note 7 below.

1.   GENERAL

     The Company was incorporated in 1977 as a private company in Israel, and is a world leader in development, manufacturing, marketing and sale of intimate apparel, active wear and swimwear, sold all over the world. The
     Company's customers are companies that have market leading brands such as:
     Victoria's Secret, Nike, Target, Calvin Klein, GAP, lululemon, Patagonia,
     Reebok and other well-known brands in the USA and Europe.

     In 1997, the Company made an initial public offering of its shares on the
     NYSE, The Company became a public company and its shares were registered for trading on the NYSE. In September 2005, the Company registered its ordinary shares for trading on the Tel Aviv Stock Exchange (TASE), in addition to the trading on the NYSE.

     On December 22, 2008, the Company's ordinary shares were delisted from trading on the NYSE, due to a drop in the Company's market below $25 million. Shortly afterwards, the Company's shares began to be traded on the
     OTC(1). Accordingly, since March 1, 2009, the Company reports in accordance with Chapter F of the Securities Act, in addition to its reporting according to the reporting obligations pursuant to the U.S. Securities
     Exchange Act of 1934, referring to a Foreign Private Issuer whose securities are held by the public. Since the delisting of the Company's ordinary shares from trading on the NYSE, the Company is no longer subject to the directives of the NYSE, including with regard to reporting obligations.

----------

(1)  The OTC is an electronic quoting system, which displays real time quotes, prices and trading volumes of securities traded over the counter, rather than on one of the US stock exchanges.

     SUMMARY OF THE COMPANY'S CONSOLIDATED OPERATING RESULTS IN THE REPORTING
     PERIOD:

     The Company's sales in the reporting period decreased by 27.5% and amounted to $72.2 million, compared to $99.6 million in the corresponding period last year.

     Operating loss in the reporting period amounted to $6.0 million, compared to an operating loss of $1.3 million in the corresponding period last year.

     Loss in the reporting period amounted to $4.5 million, compared to a loss of $2.8 million in the corresponding period last year.

     Cash flow used in operating activities in the reporting period amounted to
     $852 thousand, compared to cash flow used in operating activities of $5.2 million in the corresponding period last year.

     Company's sales in the second quarter of 2009 decreased by 48.1% and amounted to $25.3 million, compared to $48.7 million in the corresponding period last year.

     Operating loss in the second quarter of 2009 amounted to $5.7 million, compared to operating loss of $1.6 million in the corresponding period.

     Loss in the second quarter amounted to $4.6 million, compared to a loss of
     $2.2 million in the corresponding period last year.

     Cash flow used in operating activities in the second quarter amounted to
     $284 thousand, compared to cash flow used in operating activities of $547 thousand in the corresponding period last year.

     BUSINESS ENVIRONMENT

     During 2008, a significant upheaval affected global financial markets, with the collapse of a number of the largest financial institutions in the USA and in other countries and of stock markets around the world. The economic and financial crisis was created following the crisis in the sub-prime mortgage market which started in the second half of 2007, and which engulfed other financial segments. The global financial and economic crisis, among other things, led to severe damage to global capital markets, significant declines and fluctuations on stock exchanges in Israel and around the world, and a worsening of the credit crunch that had arisen as a result of the sub-prime mortgage crisis. Following these events, various steps were taken by a number of countries and by the central banks, including the injection of funds into financial institutions and lowering interest rates. However, there is no certainty that these steps will halt the crisis or its deterioration. It appears that the direct economic implications of the crisis have yet to be exhausted, and there is still concern that the American and world economy will slip into recession.

     Alongside the global financial crisis described above, In the Israeli economy during the last two years an number of other developments, including substantial fluctuations in the exchange rates of the main foreign currencies versus the Shekel.

     The aforesaid developments and shocks in the markets are liable to have a prolonged and significant negative impact on the Company's operating results, financial position, liquidity, value of its assets and its ability to raise funds and the terms thereof.

     As of the date of the report, it appears that the direct economic implications of the said crisis have not yet been exhausted. The economic situation in target markets and the recession in these markets are liable to have an effect on the consumption habits of consumers in the Company's area of operations and their total consumption. The Company is taking steps to balance the allocation of the economic burden and commercial risk between it and its suppliers and customers by making requests vis-a-vis its suppliers to apply the terms of trade of the Company's commitments with them, which are similar to the terms of trade that the Company's customers require from it.

     To withstand the global recession, in late 2008 and the beginning of 2009, the Company formulated a plan of action including the upgrading of its production system by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage, a 15%-headcount reduction, and a 5%-15%
     deduction in payroll. The Company also decided on the expansion of marketing activities in Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel, in order to expand its customer-base and their dispersal in the various markets, and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials.

     As of the date of this report, the Company has completed implementation of its efficiency plan. The Company estimates that the plan will result in significant savings in costs during 2009.

2.   ANALYSIS OF COMPANY'S FINANCIAL POSITION

     CURRENT ASSETS

     Company's current assets as of June 30, 2009 amounted to $51.2 million, compared to $62.5 million as of December 31, 2008. The decrease of 18.1%
     was primarily due to a $10.7 million decrease in inventory, as a result of a decrease in the activity volume of the Company.

     FIXED ASSETS AND INTANGIBLE ASSETS

     Fixed assets and intangible assets of the Company as of June 30, 2009 amounted to $62.4 million, compared to $66.5 million as of December 31,
     2008. The decrease of 6.2% in fixed assets and intangible assets is primarily attributable to depreciation expense in the reporting period of
     $4.5 million. On the other hand, the Company invested in total of $0.3 million in fixed assets and intangible assets.

     CURRENT LIABILITIES

     Company's current liabilities as of June 30, 2009 amounted to $47.8 million, compared to $57.6 million as of December 31, 2008. The decrease of
     17.1% is primarily attributable to a decrease in trade payables, as a result of a decrease in the activity volume of the Company.

     Current liabilities as of June 30, 2009 and as of December 31, 2008 include long-term loans that were classified as short-term loans due to the following reasons:

     In respect of the loans taken by the Company from the banks, it is committed to complying with certain financial covenants (hereinafter: "the financial covenants"). Non-compliance with the financial covenants entitles the banks to make due for immediate repayment of the loans made to the
     Company. As of June 30, 2009 and as of December 31, 2008, the Company did
     not comply with one of the financial covenants regarding EBITDA, as a result of the Company's losses in 2008 and the reporting period.
     Accordingly, the said loans were stated in the financial statements under current liabilities. It should be clarified that, in March and August 2009, prior to the publication of the financial statements as of June 30, 2009 and as of December 31, 2008, the banks furnished the Company with waivers of their right to immediate repayment of the credit, as a result of non-compliance with these financial covenants. However, pursuant to the
     IFRS principles, the Company has classified those loans under current liabilities.

     NON-CURRENT LIABILITIES

     Company non-current liabilities as of June 30, 2009 amounted to $8.1 million, compared to $10.4 million as of December 31, 2008. The decrease of
     21.5% is primarily attributable to a $1.5 million decrease in deferred taxes, net due to an increase in the Company's carry-forward losses and in the tax asset created in respect there of, as well as a $0.6 million decrease in the balance of employee benefit liabilities, net resulting from a reduction in the number of employees in the Company, in accordance with the efficiency plan outlined in paragraph 1 above.

     SHAREHOLDERS' EQUITY

     Shareholders' equity as of June 30, 2009 amounted to $59.8 million, representing 51.7% of the total balance sheet, compared to $63.7 million, representing 48.4% of total balance sheet as of December 31, 2008.

     The decrease in shareholders' equity as of June 30, 2009 compared to
     December 31, 2008 is primarily attributable to the loss in the reporting period, which amounted to $4.5 million.

3.   OPERATING INCOME (DEVELOPMENTS OF STATEMENTS OF INCOME ITEMS)

     CONDENSED CONSOLIDATES STATEMENTS OF INCOME FOR THE FIRST HALF AND FOR THE
     SECOND QUARTER OF 2009 AND 2008 (USD IN THOUSANDS)

                                            SIX MONTHS ENDED               THREE MONTHS ENDED
                                                 JUNE 30,                        JUNE 30,
                                        --------------------------      --------------------------
                                           2009            2008            2009            2008
                                        ----------      ----------      ----------      ----------

Sales                                   $   72,245      $   99,583      $   25,260      $   48,641

Cost of sales                               68,360          89,056          26,840          44,619
                                        ----------      ----------      ----------      ----------

Gross profit (loss)                          3,885          10,527          (1,580)          4,022

Selling and marketing expenses               7,787           8,604           3,280           3,945

General and administrative expenses          2,093           3,256             802           1,713
                                        ----------      ----------      ----------      ----------

Operating loss                              (5,995)         (1,333)         (5,662)         (1,636)

Financial expenses (income), net               (60)          2,297             434           1,116
                                        ----------      ----------      ----------      ----------

Loss before taxes on income                 (5,935)         (3,630)         (6,096)         (2,752)

Tax benefit                                 (1,460)           (819)         (1,476)           (511)
                                        ----------      ----------      ----------      ----------

Loss                                    $   (4,475)     $   (2,811)     $   (4,620)     $   (2,241)
                                        ==========      ==========      ==========      ==========

     ANALYSIS OF THE RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008:

     SALES in the reporting period amounted to $72.2 million, a decrease of
     27.5% compared to $99.6 million in the corresponding period last year. The decrease is attributable to a decline in sales of intimate apparel and active wear, mostly derived from the global economic slowdown, especially a decline in sales to the two main customers of the Company.

     THE DEVELOPMENT OF SALES FOR THE FIRST HALF IN 2009 AND 2008, DIVIDED INTO
     ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                       SALES
                     -------------------------------------------------------------------------
                                             SIX MONTHS ENDED JUNE 30,
                     -------------------------------------------------------------------------
                                    2009                                  2008
                     ----------------------------------     ----------------------------------
                                                (US$ in thousands)
                     CUT & SEW    SEAMLESS       TOTAL      CUT & SEW    SEAMLESS      TOTAL
                     --------     --------     --------     --------     --------     --------

Intimate apparel        8,959       23,833       32,792       20,892       27,168       48,060

Active wear             2,831       11,117       13,948       12,022       15,175       27,197

Swimwear               25,505            -       25,505       24,326            -       24,326

TOTAL                  37,295       34,950       72,245       57,240       42,343       99,583

     COST OF SALES - Ccost of sales in the reporting period amounted to $68.4 million (94.6% of sales), compared to $89.1 million (89.4% of sales) in the corresponding period last year.

     The reduction in cost of sales in the first half of 2009 was attributable to lower production due to a decrease in sales. The increase in the ratio of cost of sales to sales was due to the significant decrease in sales, which was not aligned with a corresponding decline in the Group's fixed expenses.

     GROSS PROFIT - gross profit in the reporting period amounted to $3.9 million (5.4% of sales), compared to $10.5 million (10.6% of sales) in the corresponding period last year.

     SELLING AND MARKETING EXPENSES - selling and marketing expenses in the reporting period amounted to $7.8 million (10.8% of sales), compared to
     $8.6 million (8.6% of sales) in the corresponding period last year. The decrease of 9.5% is attributable to lower sales in the reporting period, as well as to the efficiency plan implemented by the Company. The increase in ratio of selling expenses to sales is primarily attributable to the costs of maintaining additional sales offices established by the Company in 2009, and to amortization of intangible assets related to an acquisition of operation in the USA in the end of 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES - general and administrative expenses in the reporting period amounted to $2.1 million (2.9% of sales), compared to $3.3 million (3.3% of sales) in the corresponding period last year. This decrease of 35.7% is primarily attributable to the decrease in payroll expenses, in accordance with the efficiency plan set forth in section 1 above.

     OPERATING LOSS - the operating loss in the reporting period amounted to
     $6.0 million, compared to an operating loss of $1.3 million in the corresponding period last year.

     FINANCIAL INCOME, NET - financial income, net in the reporting period amounted to $60 thousand, compared to financial expenses, net of $2.3 million in the corresponding period last year. The transition from financial expenses to financial income derived from: (1) the substantial appreciation of the US Dollar versus the Shekel, (2) a sharp decrease on the rate of LIBOR interest on long-term loans, net and (3) an offset of financial costs as a result of an increase in short-term credit.

     TAX BENEFIT - tax benefit in the reporting period amounted to $1.5 million, compared to a tax benefit of $0.8 million in the corresponding period last year. The Company's effective tax rate in the reporting period was 24.6%, compared to 22.6% in the corresponding period last year. The increase in tax benefit in the reporting period over the corresponding period last year is due to an increase in pre-tax loss.

     LOSS FOR THE PERIOD - the loss for the reporting period amounted to $4.5 million, compared to a loss of $2.8 million in the corresponding period last year. The diluted loss per share is $2.1 for the reporting period, compared to a diluted loss per share of $1.3 in the corresponding period last year.

     ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008:

     SALES - Sales in the second quarter of 2009 amounted to $25.3 million, a decrease OF 48.1% compared to $48.6 million in the corresponding period last year. The decrease is attributable to a decline in sales of all
     Company's product lines, mostly derived from the global economic slowdown, especially a decline in sales to the two main customers of the Company.

     THE DEVELOPMENT OF SALES FOR THE SECOND HALF IN 2009 AND 2008, DIVIDED INTO
     ACCOUNTING SEGMENTS AND PRODUCT LINES ARE AS FOLLOWS:

                                                      SALES
                     -------------------------------------------------------------------------
                                        FOR THE THREE MONTHS ENDED JUNE 30
                     -------------------------------------------------------------------------
                                    2009                                   2008
                     ----------------------------------     ----------------------------------
                                                (US$ in thousands)
                    CUT & SEW     SEAMLESS       TOTAL     CUT & SEW     SEAMLESS      TOTAL
                     --------     --------     --------     --------     --------     --------

Intimate apparel        4,123        8,652       12,775       10,569       14,565       25,134

Active wear               558        4,647        5,205        5,707        8,546       14,253

Swimwear                7,280            -        7,280        9,254            -        9,254

TOTAL                  11,961       13,299       25,260       25,530       23,111       48,641

     COST OF SALES - Cost of sales in the second quarter of 2009 amounted to
     $26.8 million (106.3% of sales), compared to $44.6 million (91.7% of sales)
     in the corresponding period last year.

     The decrease in cost of sales in the second quarter of 2009 was attributable to lower production due to a decrease in sales. The increase in the ratio of cost of sales to sales was due to the significant decrease in sales, which was not aligned with a corresponding decline in the Group's fixed expenses and to the depreciation of the US Dollar in relation to the
     Shekel.

     GROSS PROFIT (LOSS) - gross loss for the second quarter of 2009 amounted to
     $1.6 million (8.8% of sales), compared to gross profit of $4.0 million
     (8.3% of sales) in the corresponding period last year.

     SELLING AND MARKETING EXPENSES - selling and marketing expenses in the second quarter of 2009 amounted to $3.3 million (13.0% of sales), compared to $3.9 million (8.1% of sales) in the corresponding period last year. The decrease of 16.9% is due to decrease in sales in the quarter. The increase in ratio of selling expenses to sales is primarily attributable to the costs of maintaining additional sales offices established by the Company in
     2009, and to amortization of intangible assets related to an acquisition of operation in the USA in the end of 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES - general and administrative expenses in the second quarter of 2009 amounted to $0.8 million (3.2% of sales), compared to $1.7 million (3.5% of sales) in the corresponding period last year. The decrease of 53.2% in the second quarter is primarily attributable to the decrease in payroll expenses, in accordance with the efficiency plan set forth in section 1 above.

     OPERATING LOSS - operating loss in the second quarter of 2009 amounted to
     $5.7 million, compared to operating loss of $1.6 million in the corresponding period.

     FINANCIAL EXPENSES - financial expenses, net in the second quarter of 2009 amounted to $0.4 million, compared to financial expenses, net of $1.1 million in the corresponding period last year. The decrease 61.1% in financial expenses was derived from: (1) the substantial appreciation of the US Dollar versus the Shekel, (2) a sharp decrease on the rate of LIBOR interest on long-term loans, net and (3) an offset of financial costs as a result of an increase in short-term credit.

     TAXES ON INCOME - tax benefit in the second quarter of 2009 amounted to
     $1.5 million, compared to tax benefit of $0.5 million in the corresponding period last year. The Company's effective tax rate in the reporting period was 24.2%, compared to 18.6% in the corresponding period last year. The increase in tax benefit in the reporting period over the corresponding period last year is due to an increase in pre-tax loss.

     LOSS FOR THE PERIOD - the loss for the second quarter of 2009 amounted to
     $4.6 million, compared to loss of $2.2 million in the corresponding period last year. The diluted loss per share in the second quarter of 2009 was
     $2.2, compared to $1.0 in the corresponding period last year.

4.   LIQUIDITY

     CASH FLOW USED IN OPERATING ACTIVITIES in the second quarter of 2009 amounted to $0.3 million, compared to cash flow used in operating activities of $0.6 million in the corresponding period last year. The improvement in cash flow for operating activities was primarily due to a decrease in working capital and offsetting of operating loss.

     CASH FLOW USED IN INVESTING ACTIVITIES in the second quarter of 2009 amounted to $0.1 million, compared to cash flow from investing activities amounted to $6.6 million in the corresponding period last year. The cash investments in fixed assets and intangible assets, net in the second quarter of 2009 amounted to $0.1 million, compared to $0.7 million in the corresponding period last year. The positive cash flow from investing activities in the corresponding period last year was primarily attributable to proceeds from sale of marketable securities and proceeds from maturity of short - term investments, which were primarily used in financing operating activity of the Company.

     CASH FLOW FROM FINANCING OPERATIONS in the second quarter of 2009 amounted to $1.0 million, compared to cash flow used in financing operations amounting to $6.2 million in the corresponding period last year. The change in cash flows was primarily attributable to dividends distribution to
     Company shareholders in the amount of $8.0 million in the second quarter of
     2008.

                                       10

     The balance of cash and cash equivalents as of June 30, 2009 amounted to
     $0.8 million, compared to $1.6 million as of December 31, 2008

     The balance of short-term bank credit, net of current maturities, amounted to $11.8 million as of June 30, 2009, compared to $9.3 million as of
     December 31, 2008.

     The balance of long-term loans as of June 30, 2009 amounted to $13.4 million, compared to $15.5 million as of December 31, 2008. The balance of long-term loans as of June 30, 2009 and as of December 31, 2008 includes current maturities of $4.2 million. For further details regarding the developments of current liabilities and long-term liabilities, see section
     2 above

     In March 2009, the Company received from all the lending banks waivers regarding the breach of one financial covenant in its financial statements as of December 31, 2008. In August 2009, the Company received from all the lending banks waivers regarding the breach of that one financial covenant regarding EBITDA until September 30, 2010.

     As of June 30, 2009, the Company's credit lines were $34 million. Of the credit lines, as of June 30, 2009, $27 million had been utilized, through loans and the utilization of lines.

5.   FINANCING SOURCES

     In the first half of 2009, the Company financed its operations using shareholders' equity, supplier credit and bank credit.

6.   MATERIAL INFORMATION WITH REGARD TO DESCRIPTION OF CORPORATE BUSINESS

     In addition to material events during the reporting period described above, the following events have occurred in the Company:

     6.1. On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009 at trading start on the Tel Aviv Stock Exchange. The General
          Meeting also approved an increase in the Company's authorized share capital, from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each. The Company's authorized share capital as of the report date, after the reverse-split of Company share capital, includes 6,999,550 shares of NIS 10 par value each.

                                       11

     6.2. In order to streamline the Company's management, its operation and improvement in its conduct towards its customers and suppliers, the
          Group centralized in January 2009 all of its active wear and intimate apparel activity in Hi-Tex founded by Tefron Ltd. (hereinafter:
          "Hi-Tex"), a subsidiary of the Company, and left the swimwear activity in Macro Clothing Ltd. (hereinafter: "Macro "). For this purpose,
          Tefron transferred most of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex and in an exempt transaction, pursuant to Section 104 of the Income Tax Ordinance. Since January 2009, the
          commitments of all the Company's customers and most of its suppliers in connection with intimate apparel and active wear is with Hi-Tex only, compared to the previous position, when suppliers and customers were required to enter into separate commitments both with Tefron and with Hi-Tex. As of the date of this report, Tefron manages the activities of Hi-Tex, Macro and the rest of the group's companies, with most of the assets and liabilities being held by Hi-Tex and
          Macro, all of whose ordinary shares are owned by Tefron.

     6.3. Following the Company's financial results, inter alia, due to the global economic crisis and its implications, in February 2009, the
          Company decided on the implementation of a comprehensive efficiency plan. As a part of this, the Company decided on the enhancement if its production arrangement by means of concentrating a number of production sites operating in Jordan to fewer enlarged sites, an improvement in the extent of utilization of the knitting capacity and a reduction in knitting costs, changes in the development processes
          (in order to address the production dictates already at the development stage), the integration of an advanced system of quality assurance with precise feedback to the manufacturing process, a reduction in time margins between the various manufacturing stages in favour of a shortening of the supply to customer time, a reduction in the level of wastage and a 15%-headcount reduction in the Company. The
          Company also decided on the expansion of marketing activities in
          Europe, and marketing to customers in the local market, and the opening of factory outlet stores in Israel in order to expand its customer-base and their dispersal in the various markets and as a part of the Company's strategy to increase its ability to make use of surpluses of finished products and raw materials. At the end of 2008, the Company transferred all of its dyeing operation to sub-contractors with whom the Company had a long experience and an intensive long-term commercial relationship. As of the date of this report, the Company had completed the implementation of most of the efficiency plan. The
          Company estimates that the plan will result in significant savings in costs during 2009.

     6.4. CHANGE IN EMPLOYMENT CONDITIONS OF A SENIOR EMPLOYEE IN A SUBSIDIARY

          On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary.
          Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27,
          2007, were forfeited. In addition, the employee's salary conditions were updated.

                                       12

          On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a substitute for his position since July 8, 2009.

     6.5. NEGOTIATIONS TO ESTABLISH A JOINT VENTURE IN EGYPT

          The Company is currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for its customers. The joint venture would be established through an Egyptian company, in which the Company would hold a 50%
          interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

7.   EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     7.1. RESTATEMENT TO THE FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
          MARCH 31, 2009

          The financial statements for the three-month period ended March 31,
          2009 have been restated so as to retrospectively reflect the impact of a cut-off error in recording expenses for goods purchased by a subsidiary. The subsidiary, Macro Clothing Ltd., did not align the recording of expenses for goods purchased to the period in which they were sold during the reporting period. The error has been
          retrospectively corrected in the financial statements for the three-month period ended March 31, 2009. This error has no impact on the Company's operating results for the six-month period ended June
          30, 2009. The correction made to the financial statements for the three-month period ended March 31, 2009 consists of an additional expense for purchase of goods amounting to $653 thousand.

     7.2. CHANGES IN THE TAX RATES APPLICABLE TO THE GROUP

          In furtherance to the matter discussed in Note 17b to the annual financial statements, in July 2009, the Israeli Parliament (the
          Knesset) passed the Economic Efficiency Law (Amended Legislation for
          Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the
          Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 -
          22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

     7.3. SENIOR OFFICER WHO HAS CEASED TO SERVE IN OFFICE

          On June 22, 2009, Mr. Micha Korman, a director of the Company, submitted his resignation. The circumstances of his resignation were the director's claims with regard to the manner of conduct of officers of the Company and the engagement between them and the Board of
          Directors of the Company. Further to his resignation notice, the
          Company announced that due to the claims which had been made by Mr.
          Korman, the Company had set up, on May 28, 2009, a Commission of
          Inquiry in order to examine these claims. The Commission comprises five directors of the Company (including all of the members of the
          Company's Audit Committee, with the exception of Mr. Korman) and also the Company's external legal advisor. As of the date of this report, the Commission's work has not yet been completed, nevertheless, it shall be noted that after a clarification made by the Commission, it has been found, with regard to certain claims which had been made by
          Mr. Korman, that it is not necessary to change the Company's way of action, and Mr. Korman's consent has also been granted to this conclusion of the Commission. Upon completion of the Commission of
          Inquiry, its findings shall be published, by way of an immediate report.

                                       13

8.   EXPOSURE TO MARKET RISKS AND THE WAYS OF MANAGING THEM

     8.1. OFFICER IN CHARGE OF MARKET RISKS IN THE COMPANY

          The management of market risks in the Company is conducted according to the risk management policy determined by the Company's Board of
          Directors. The officer in charge of market risks in the Company, as of the date of the report, is Mr. Eran Rotem, the Company's Chief
          Financial Officer.

     8.2. DESCRIPTION OF MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

          In its activities, the Group is exposed to a number of market risks, including: fluctuations in exchange rates, changes in the cost of raw materials and transhipment costs (mainly as a result of the effect of increases in the price of fuel on transhipment costs), changes in the
          US Dollar interest rate, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.
          For the impact of the crisis currently affecting world markets, see section 1 to this chapter.

     8.3. RISKS OF CHANGES IN EXCHANGE RATES

          Most of the Company's sales are denominated in US Dollars. An additional substantial part of the sales are denominated in Euros, while a significant part of its salary expenses and costs of raw materials purchase are in Shekels. Because most of the Company's revenues are in foreign currency, while a significant proportion of its liabilities are in Shekels, the Company is exposed to changes in the exchange rate of the Shekel versus the US Dollar. This exposure includes economic exposure (with regard to the surplus of receipts over payments in foreign currency or linked to it) and an accounting exposure (with regard to a surplus of Dollar-linked assets over liabilities). From time to time, the Company examines the feasibility of purchasing hedges in respect of these exposures. The Company has entered into hedging transactions, in respect of the weakness of the
          US Dollar versus the Shekel, by purchasing forward contracts on the
          USD rate. As of the balance sheet date, the Company had forward contracts amounting to $13 million maturing through December 2009.
          Total fair value of the aforementioned contracts as of the balance sheet date amounted to an asset of $187 thousand. The Company also strives to increase its sales in Europe and in Israel, INTER ALIA so as to balance the receipts in a way that will lower risk level.

     8.4. INTEREST RISK

          The Group is exposed to risk for changes in market interest of long-term and short-term loans received bearing variable interest
          (linked to LIBOR interest and prime based interests). The balance of the Company's long-term loans as of June 30, 2009 was $13.4 million.
          The balance of the Company's credit lines including short-term credit amounted to $20 million as of June 30, 2009. In addition, a subordinated note was issued to the Company bearing variable interest
          (linked to LIBOR).

                                       14

          The three-months Dollar LIBOR interest was significantly decreased from the end of 2008 to the reports publishing date, a tendency, that if continues, would cause a decrease in the Company's financial expenses. On the other hand, in the last months, the bank credit price was increased, which might cause an increase in the Company's financial expenses.

     8.5. CREDIT RISK

          The Company has no significant concentrations of credit risk. Credit risk is liable to be created from the exposures of commitments in a number of financial instruments with one entity or as a result of contracting with a group of debtors with similar economic
          characteristics, whose ability to fulfil their obligations is expected to be affected similarly under economic or other changes in conditions. The Group's sales are mainly from customers in the United
          States and Europe. In the second quarter of 2009, 31.0% of the
          Company's sales were to its two largest customers. An adverse change in the credit days of one of these two customers would be likely to have a material impact on the Company's liquidity level. The Company regularly monitors the debts of its customers and is taking steps to expand its customer basis, in order to reduce the credit risk, as far possible.

     8.6. COMPANY POLICY IN THE MANAGEMENT OF MARKET RISK

          Risk management is carried out by the Company in accordance with policy approved by the Board of Directors. The Board of Directors determines principles for risk management, similar to the specific policy for certain exposures to risks.

          The Company regularly monitors the exposures created by changes in exchange rates and interests. As of the date of this report, the
          Company is investing in financial instruments, including hedging transactions (versus exposure to foreign currency, etc.)

     8.7. MEANS OF SUPERVISION AND REALIZATION OF THE POLICY

          As of the date of the report, Mr. Eran Rotem, the Company's Chief
          Financial Officer, is responsible for conducting the policy delineated by the Company's Board of Directors. From time to time, at meetings of the Board of Directors and its committees, discussions are held on matters concerning market risk, or alternatively, if an unusual event occurs, discussions are held regarding the balance sheet and cash flow exposure. The Board of Directors periodically considers the need for taking financial measures in order to reduce risks of exposure.

                                       15

     8.8  LINKAGE BASIS REPORT

          The linkage terms of monetary balances from the Company's balance sheet as of June 30, 2009 and as of December 31, 2008 are as follows:

                                                                   June 30, 2009
                                   ----------------------------------------------------------------------------
                                                                             In Other   Non-Monetary
                                    In USD        In NIS       In Euro      Currencies    Balances       Total
                                   --------      --------      --------      --------     --------     --------
                                                                 US$ in thousands
                                   ----------------------------------------------------------------------------

ASSETS

Cash and cash equivalents               837             -             -             -            -          837

Short-term investments                1,188             -             -             -            -        1,188

Trade receivables                    17,121         4,200         2,080           722            -       24,123

Other accounts receivable             1,958         1,626             9            23            -        3,616

Inventories                               -             -             -             -       21,452       21,452

Subordinated note                     2,100             -             -             -            -        2,100

Fixed and intangible assets               -             -             -             -       62,353       62,353
                                   --------      --------      --------      --------     --------     --------

Total assets                         23,204         5,826         2,089           745       83,805      115,669
                                   ========      ========      ========      ========     ========     ========

LIABILITIES

Short-term bank credit               24,266           996            (3)            -            -       25,259

Trade payables                        3,651        11,580         1,382           262            -       16,875

Other accounts payable                2,827         2,792             -             -            -        5,619

Employee benefit liabilities              -         1,550             -             -            -        1,550

Long-term accounts payable -
institutions                              -         1,166             -             -            -        1,166

Deferred taxes, net                   5,429             -             -             -            -        5,429
                                   --------      --------      --------      --------     --------     --------

Total liabilities                    36,173        18,084         1,379           262            -       55,898
                                   --------      --------      --------      --------     --------     --------

Excess assets over liabilities      (12,969)      (12,258)          710           483       83,805       59,771
                                   ========      ========      ========      ========     ========     ========

                                       16

                                                                 December 31, 2008
                                   ----------------------------------------------------------------------------
                                                                             In Other   Non-Monetary
                                    In USD        In NIS       In Euro     Currencies     Balances      Total
                                   --------      --------      --------      --------     --------     --------
                                                                  $ in thousands
                                   ----------------------------------------------------------------------------

ASSETS

Cash and cash equivalents             1,278            27           259             2            -        1,566

Short-term investments                  847             -             -             -            -          847

Trade receivables                    21,000         1,118         1,144           184            -       23,446

Other accounts receivable             2,431         2,089            38             -            -        4,558

Inventories                               -             -             -             -       32,125       32,125

Subordinated note                     2,700             -             -             -            -        2,700

Fixed and intangible assets               -             -             -             -       66,490       66,490
                                   --------      --------      --------      --------     --------     --------

Total assets                         28,256         3,234         1,441           186       98,615      131,732
                                   ========      ========      ========      ========     ========     ========

LIABILITIES

Short-term bank credit               23,441         1,368             -             -                    24,809

Trade payables                       13,975         9,190         1,991            11            -       25,167

Other accounts payable                4,432         3,204                                                 7,636

Employee benefit liabilities              -         2,169             -             -            -        2,169

Long-term accounts payable -                        1,309
institutions                              -                           -             -            -        1,309

Deferred taxes, net                   6,897             -             -             -            -        6,897

Total liabilities                    48,745        17,240         1,991            11            -       67,987
                                   --------      --------      --------      --------     --------     --------

Excess assets over liabilities      (20,489)      (14,006)         (550)          175       98,615       63,745
                                   ========      ========      ========      ========     ========     ========

     8.9  SENSITIVITY ANALYSIS

          Reporting is mainly quantitative, but if necessary can be qualitative.
          Reporting includes sensitivity analysis to the fair value of the recognized components. As part of the sensitivity analysis, an examination was made of the impact of the change in the market prices of the fair value of the said components. As part of the sensitivity analysis, tests were conducted - as a result of changes, up and down, of certain percentages of market prices. Items exposes to various risks (for example: exchange rate and interest) were presented a number of times for the purpose of the sensitivity tests separately for each risk.

                                       17

          All sensitivity analysis has been conducted with regard to fair value of financial instruments as of June 30, 2009 and December 31, 2008, and includes financial instruments with material sensitivity to changes in the applicable factors.

          SENSITIVITY ANALYSIS AS OF JUNE 30, 2009IS AS FOLLOWS:

          SENSITIVITY TO CHANGES IN THE EXCHANGE RATE OF THE DOLLAR/NIS:

-----------------------------------------   ------------------------    ----------    ------------------------
                                          GAIN (LOSS) FROM CHANGES IN               GAIN (LOSS) FROM CHANGES IN
                                                  FAIR VALUE            FAIR VALUE           FAIR VALUE
                                            ------------------------    ----------    ------------------------
                                                5%            1%                          (1)%          (5)%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
Anticipated exchange rate                    NIS 4.12      NIS 3.96      NIS 3.92      NIS 3.88      NIS 3.72
                                               = $ 1        = $ 1          = $ 1         = $ 1        = $ 1
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
                                                                     $ in thousands
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Trade receivables                                 (210)          (42)        4,200            42           210
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Other accounts receivable                          (81)          (16)        1,626            16            81
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Short-term bank credit                              50            10          (996)          (10)          (50)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Trade payables                                     579           116       (11,580)         (116)         (579)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Other accounts payable                             140            28        (2,792)          (28)         (140)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Employee benefit liabilities, net                   78            16        (1,550)          (16)          (78)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Long-term accounts payable -
institutions                                        58            12        (1,166)          (12)          (58)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

TOTAL                                              613           123       (12,258)         (123)         (613)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

                                       18

          SENSITIVITY TO CHANGES IN DOLLAR LIBOR INTEREST RATES FOR 3 MONTHS

          The calculation below relates to the cash flow exposures and not to changes in fair value in respect of long-term loans totalling $13,410 thousand and subordinated note totalling $3,000 thousand.

-----------------------------------------   ------------------------    ----------    ------------------------
                                            GAIN (LOSS) FROM CHANGES                  GAIN (LOSS) FROM CHANGES
                                                  IN FAIR VALUE         FAIR VALUE         IN FAIR VALUE
                                            ------------------------    ----------    ------------------------
                                                1%            0.5%                       (0.5)%        (1)%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
                                                                     US$ in thousands
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
Expected interest rate                           2.016%        1.516%        1.016%        0.516%        0.016%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
                                          $ in thousands $ in thousand             $ in thousands  $ in thousands
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Long-term loans                                   (220)         (110)                        110           220
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Subordinated note                                   82            41                         (41)          (82)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

TOTAL                                             (138)          (69)                         69           138
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

                                       19

          BELOW IS SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008:

          SENSITIVITY TO CHANGES IN USD/NIS EXCHANGE RATE

-----------------------------------------   ------------------------    ----------    ------------------------
                                            GAIN (LOSS) FROM CHANGES   FAIR VALUE     GAIN (LOSS) FROM CHANGES
                                            ------------------------    ----------    ------------------------
                                                5%             1%                         (1)%          (5)%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
Expected exchange rate                       NIS 3.99      NIS 3.84      NIS 3.80      NIS 3.76      NIS 3.61
                                               = $ 1         = $ 1        = $ 1          = $ 1         = $ 1
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
                                                                      $ in thousands
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Cash and cash equivalents                           (1)            -            27             -             1
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Trade receivables                                  (56)          (11)        1,118            11            56
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Other accounts receivable                         (104)          (21)        2,089            21           104
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Short-term credit from banks                        68            14        (1,368)          (14)          (68)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Trade payables                                     460            92        (9,190)          (92)         (460)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Other accounts payable                             160            32        (3,204)          (32)         (160)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Liabilities in respect of
employee benefits                                  108            22        (2,169)          (22)         (108)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Long-term accounts payable -
institutions                                        65            13        (1,309)          (13)          (65)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

TOTAL                                              700           140       (14,006)         (140)         (700)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

                                       20

          SENSITIVITY TO CHANGE IN USD 3-MONTH LIBOR INTEREST RATE

          The following calculation relates to cash flow exposure, rather than to change in fair value in respect of long-term loans amounting to
          $15,486 thousand and a subordinated note amounting to $3,000 thousand.

-----------------------------------------   ------------------------    ----------    ------------------------
                                            GAIN (LOSS) FROM CHANGES    FAIR VALUE    GAIN (LOSS) FROM CHANGES
                                            ------------------------    ----------    ------------------------
                                                1%            0.5%                       (0.5)%         (1)%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
Expected interest rate                           2.425%        1.925%        1.425%        0.925%        0.425%
-----------------------------------------   ----------    ----------    ----------    ----------    ----------
                                          $ in thousands $ in thousands             $ in thousands $ in thousands
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Long-term loans                                   (297)         (149)                        149           297
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

Subordinated note                                   80            40                         (40)          (80)
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

TOTAL                                             (217)         (109)                        109           217
-----------------------------------------   ----------    ----------    ----------    ----------    ----------

10   PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

     The Company's Board of Directors is the organ which discusses the interim and annual financial statements, and approves them after the balance sheet committee, convened at a date prior to the Board of Directors meeting on the matter, has examined the draft financial statements draft together with the management of the Company and the independent auditor and has given the recommendation on the matter.

     Composition of the balance sheet committee is as follows:

     ---------------------- -----------------------
     NAME                   POSITION
     ---------------------- -----------------------
     Yaakov Elinav          Independent director
     ---------------------- -----------------------
     Eli Admoni             Independent director
     ---------------------- -----------------------
     Shirith Kasher         Director
     ---------------------- -----------------------
     Avi Zigelman           Director
     ---------------------- -----------------------

     The professional material presented for discussion in the balance sheet committee and in the meeting of the Board of Directors, including the financial statements, is sent to the members of the committee and to the members of the Board of Directors a reasonable time before the convening of the meetings. The members of the Board of Directors, if they see fit, may raise questions and clarifications to the Company's Chief Financial Officer and/or the Company's Chief Executive Officer.

                                       21

     During the meetings of the balance sheet committee and the Board of
     Directors, the Chief Financial Officer reviews the main points of the financial statements and the main issues in the financial reporting as discussed in the audit committee.

     In the meetings of the Board of Directors and the balance sheet committee in which the interim and annual financial statements are discussed, the independent auditor of the Company is invited and is present, who reviews the main issues that arose during the review of the financial statements or the audit of the financial statements, as applicable, and he is available to the members of the balance sheet committee and the Board of Directors on any query and clarification with respect to the financial statements prior to their approval.

     On August 20, 2009, a meeting of the balance sheet committee was held, in which the financial statements for the period ended June 30, 2009 were discussed. The following members of the balance sheet committee took part:
     Yaakov Elinav, Eli Admoni, Shirith Kasher and Avi Zigelman.

--------------------------                          ---------------------------
        ADI LIVNEH                                        YAAKOV GELBARD,
 CHIEF EXECUTIVE OFFICER                              CHAIRMAN OF THE BOARD OF
                                                             DIRECTORS

                             MISGAV, AUGUST 20, 2009

                                       22

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike,
Target, The Gap, J.C Penny, Maidenform, lululemon athletica, Warnaco/Calvin
Klein, Patagonia, Reebok, Swimwear Anywhere and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

THREE MONTHS ENDED JUNE 30, 2009

     SALES

     Sales for the second quarter of 2009 decreased by 48.1% to $25.3 million, compared to sales of $48.6 million for the second quarter ended June 30, 2008.
The decrease in sales was due to a decline in sales in all our product lines, primarily due to the global economic slowdown and, in particular, a decline in sales to our two major customers.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 39.8% to $26.8 million in the second quarter of 2009 as compared to $44.6 million in the equivalent period of 2008. This decrease was due to lower production as a result of the decline in sales.

     As a percentage of sales, cost of sales increased from 91.7% in the second quarter of 2008 to 106.3% in the second quarter of 2009. This increase in cost of sales as a percentage of sales was primarily due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses that resulted from the implementation of our efficiency plan.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, freight and other marketing costs. Selling and marketing expenses decreased by 16.9% to $3.3 million in the second quarter of 2009 as compared to $3.9 million in the equivalent period of 2008. This decrease was primarily due to the decrease in our sales in the second quarter of 2009, as described above.

     As a percentage of sales, selling and marketing expenses increased to 13.0%
in the three months ended June 30, 2009 as compared to 8.1% in the three months ended June 30, 2008. This increase was primarily due to maintenance costs associated with new sales offices that we opened in 2009 and also due to the amortization of intangible assets related to our acquisition of the operations of a private swimwear company in the USA at the end of 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating management activities and other administrative costs. General and administrative expenses decreased by 53.2% to $0.8 million in the second quarter of 2009 as compared to $1.7 million in the equivalent period of 2008. As a percentage of sales, general and administrative expenses were 3.2% in the second quarter of
2009, as compared to 3.5% in the equivalent period of 2008. This decrease was primarily due to a decline in salary expenses as a result of a payroll reduction, pursuant to the efficiency plan that we began to implement in
February 2009.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.4 million in the second quarter of 2009 as compared to $1.1 million in the equivalent period of 2008. This decrease in financing expenses derived from a sharp decrease in the rate of LIBOR interest on long-term loans, net. This decrease was partially offset by an increase in short-term credit.

     INCOME TAXES

     Tax benefit for the second quarter of 2009 was $1.5 million as compared to a tax benefit of $0.5 million for the second quarter of 2008. The primary reason for this increase was the Company's pretax loss, which was $6.1 million for the second quarter of 2009 as compared to $2.8 million for the second quarter of
2008.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash flows used in operating activities for the second quarter of 2009 amounted to $0.3 million compared to $0.5 million during the second quarter of
2008. The Company increased its short term credit line in the amount of $2.0 million from $9.8 million to $11.8 million. The proceeds were used to repay $1.0 million in long term bank debt, to purchase $0.1 million in property, plant and equipment, net, and together with other cash flow activities, increased cash and cash equivalents balance by $0.6 million from $0.2 million at March 31, 2009 to
$0.8 million at June 30, 2009.

SIX MONTHS ENDED JUNE 30, 2009

     SALES

     Sales for the six months ended June 30, 2009 decreased by 27.5% to $72.2 million compared to sales of $99.6 million for the six months ended June 30,
2008. This decrease in sales was due to a decrease in sales of both the active-wear and intimate apparel product lines. This decrease was partly offset by a slight increase in sales of swimwear, due to initial sales to a new customer obtained from the acquisition of the operations of a private swimwear company in the USA in September 2008.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 23.2% to $68.4 million in the six months ended June 30, 2009 as compared to $89.1 million in the equivalent period of 2008. This decrease was due to lower production as a result of the decline in sales. As a percentage of sales, cost of sales in the six months ended June 30, 2009 increased to 94.6% as compared to 89.4% in the six months ended June 30, 2008. The increase in cost of sales as a percentage of sales was primarily due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses that resulted from the implementation of our efficiency plan.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, freight and other marketing costs. Selling and marketing expenses decreased by 9.5% to $7.8 million in the six months ended June 30, 2009 as compared to $8.6 million in the equivalent period of 2008. This decrease was primarily due to the decrease in sales in the second quarter of 2009, as described above.

     As a percentage of sales, selling, general and administrative expenses increased to 10.8% in the six months ended June 30, 2009 as compared to 8.6% in the six months ended June 30, 2008. This increase was primarily due to maintenance costs associated with new sales offices that we opened in 2009 and also due to the amortization of intangible assets related to the acquisition of the operations of a private swimwear company in the USA at the end of 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating to management activities and other administrative costs. General and administrative expenses decreased by 35.7% to $2.1 million in the six months ended June 30,
2009 as compared to $3.3 million in the equivalent period of 2008. As a percentage of sales, general and administrative expenses were 2.9% in the six months ended June 30, 2009, as compared to 3.3% in the equivalent period of
2008.

     This decrease was primarily due to a decline in salary expenses as a result of a payroll deduction, pursuant to the efficiency plan that we began to implement in February 2009.

     FINANCING EXPENSES, NET

     Financing income, net, was $60 thousand in the six months ended June 30,
2009 as compared to financing expenses, net of $2.3 million in the equivalent period of 2008. The transition from financing expenses to financing income was due to: (1) the appreciation of the US Dollar versus the Shekel during this six months period, and (2) a sharp decrease in the rate of LIBOR interest on long-term loans, net. This transition was partially offset by an increase in short-term credit.

     INCOME TAXES

     Tax benefit for the six months ended June 30, 2009 was $1.5 million compared to tax expense of $0.8 million for the six months ended June 30, 2008.
The primary reason for the transition from tax expense to tax benefit was our pretax loss, which was $5.9 million for the six months ended June 30, 2009, compared to a pretax loss of $3.6 million for the six months ended June 30,
2008.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash flows used in operating activities in the six months ended June 30,
2009 amounted to $0.9 million compared to $5.2 million during the six months ended June 30, 2008. The Company increased its short term credit line in the amount of $2.5 million from $9.3 million to $11.8 million. The proceeds were used to repay $2.0 million long term bank debt, to purchase $0.3 million in property, plant and equipment, net, and together with other cash flow activities, decreased cash and cash equivalents balance by $0.7 million from
$1.5 million at December 31, 2008 to $0.8 million at June 30, 2009.